EXHIBIT 99.1

Fury Drills Multiple Zones of High-Grade Gold at the Hinge Target including 22.77 g/t Gold over 1.5 Metres

Vancouver, Canada – January 23, 2023 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide results for the final three 2022 core drill holes at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The 2022 drill program successfully expanded the high-grade gold mineralized footprint at the Hinge Target, Gap Zone, and eastern expansion target areas. To date, the eleven holes drilled into the Hinge Target have had a hit rate of nearly 55% above the Eau Claire underground measured and indicated resource grade of 6.3 g/t gold and over 80% above the underground cut-off grade of 2.5 g/t gold. Collectively, these results have provided a clear focus for deposit expansion moving forward into 2023.

Drill hole 22EC-059 was drilled oblique to all other drilling at the Hinge Target (at an angle of 150 degrees) and provides confirmation of the current geological interpretation. The hole intercepted eight zones of gold mineralization across 350 metres (m) drilled width including 1.50m of 22.77 g/t gold, 1.50m of 15.30 g/t gold and 1.50m of 6.46 g/t gold (Table 1). The reported intercepts extend the gold mineralization and represent a 100m offset to the west and 150m vertical offset of the defined shallow 850 Zone within the Hinge Target. Notably, the reported intercept of 1.50m of 22.77 g/t gold at a downhole depth of 181.5m, approximately 155m below surface, is one of the shallowest high-grade intercepts to date within the Hinge Target zone.

“Fury is pleased to announce the final drill results from our 2022 drill program at Eau Claire, as these results further confirm our thesis that the Eau Claire resource is open for significant expansion. Importantly, we have extended the mineralized footprint of the resource at the Hinge Target, Gap Zone, and eastern expansion, and have intercepted substantial gold grades at the Percival Main zone, located 14 km from Eau Claire, which warrant follow-up work,” commented Tim Clark, CEO of Fury. “The results of our program at Eau Claire are extremely encouraging and our 2023 plans are being reviewed and will be announced in the coming weeks.”

Western Hinge Target

Fury’s updated geological interpretation of the controls on mineralization within the Eau Claire resource has led to a focus on the fold geometry at the Hinge Target resulting in an overall increase of approximately 25% to the mineralized footprint (Figure 1). Drill holes 22EC-059 were designed to drill perpendicular to the apex of the fold hinge to test a series of vertically oriented veins, related to folding, as well as to expand upon shallow 850 Zone mineralization within 150 meters of surface. The Hinge target remains open to the west as well as up dip and down dip.

Table 1: Eau Claire Drill Results

Location	Hole ID	From	To	Length (m)	Au g/t
Hinge Target	22EC-059	123	124	1.00	9.36
		181.5	183	1.50	22.77
		258	259.5	1.50	6.46
		311	312.5	1.50	1.97
		371	372.5	1.50	1.91
		380	381.5	1.50	15.30
		463	465	2.00	2.96
		468.5	471.5	3.00	1.64
East Expansion	22EC-060	97.5	99	1.50	1.81
		637	639.5	2.50	3.91
		649.5	650.5	1.00	3.66
	22EC-061	194	195	1.00	2.07
		501	502.5	1.50	3.65
		581	582.5	1.50	3.06

Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m. Lengths for exploration drilling are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time.

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Resource Expansion Drilling to the East

The 2022 eastern expansion drill program was designed to test for continuity between defined resource blocks along the southeastern margin of the Eau Claire deposit where the Company intercepted significant high-grade gold results from limited 2021 drilling of 23.27 g/t gold over 7.09m, 11.56 g/t gold over 6.04m (see news releases dated May 25, 2021 and March 1, 2021). All six drill holes completed in 2022 intercepted quartz tourmaline veining with associated alteration and include the following intercepts: 2.50m of 3.91 g/t gold from 22EC-060 and 1.50m of 3.65 g/t gold from 22EC-061 (Table 1 and Figure 1). The intercepts extend mineralization 65m and 75m respectively confirming the dip continuity of the defined mineralization along the southeast margin of the Eau Claire deposit.

“With every drill hole completed into the Hinge Target, we are increasing our understanding both of the controls on mineralization as well as the potential scale. The 55% hit rate in the Hinge Target above resource grade exceeds the hit rate within the Eau Claire deposit of 35% and gives us confidence that the deposit can be expanded to the west,” stated Bryan Atkinson, SVP, Exploration of Fury.

Additionally, the Company is announcing that it has engaged with Native Ads Inc. (“Native Ads”), a firm of digital media experts, to execute a comprehensive digital media marketing campaign supporting Fury’s ongoing efforts to increase awareness. This comprehensive advertising program is designed to build brand familiarity, general recognition and raise awareness within online investor content platforms. Native Ads will employ state-of-the-art advertising, paid distribution, media buying and content creation to execute this important initiative. Financial terms of the agreement were not released but are customary and non-material.

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 Figure 1: Eau Claire Deposit long section area illustrating the resource block model and locations of the recent Hinge Target drill holes, towards the west.

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Eau Claire – Fold Hinge

Intercepts at the Western Fold Hinge Target

Looking West
22EC-048
22EC-049
22EC-054
22EC-055
22EC-046
22EC-047
21EC-041
22EC-059
B
B'
22.77 g/t Au over 1.5m
4.79 g/t Au over 3.5m
14.19 g/t Au over 1m
9.81 g/t Au over 1m
1.81 g/t Au over 8m
5.86 g/t Au over 3.5m
2.5 g/t Au over 5.5m
Basalt Flow
15.3 g/t Au over 1.5m
5.75 g/t Au over 4m
1.93 g/t Au over 3m
21.4 g/t Au over 1m
1.78 g/t Au over 3m
20.6 g/t Au over 1m
3.36 g/t Au over 3m
3.73 g/t Au over 3.5m
1.29 g/t Au over 17.5m
1.66 g/t Au over 3m
3.89 g/t Au over 2.5m
1.09 g/t Au over 4.5m
250 m
Legend
Fury Drill Hole
Historcial Drill Hole
Drill Intercept¹
Au g/t
10
5
2.5
1
0.5
Basalt Flows
Mixed Magnesium-
Tholeiite/Iron-Tholeiite
Basalt Flows
Iron-Tholeiite Dominant
Sediment-epiclastic
Plan View
B'
22EC-054
Hinge Target
Gap
Zone
22EC-061
22EC-060
B
300 m
Basalt
1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m

Figure 2: Illustrates the intercepts at the western Fold Hinge Target at the Eau Claire deposit.

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 Figure 3: Illustrates the intercepts at the eastern expansion Target at the Eau Claire deposit.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

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About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.5%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mineral Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The Company's descriptions of its projects using applicable CIM terminology, which includes defined terms such as inferred, measured or indicated resources, may not be comparable to similar information about resource grades that would be made public by U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws.

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